[Date]
Board of Directors
Templeton Funds, Inc.
Board of Trustees
FTI Funds
[Date]




Board of Directors
Templeton Funds, Inc.
One Franklin Parkway
San Mateo, CA  94403

Board of Trustees
FTI Funds
One Franklin Parkway
San Mateo, CA  94403

           RE: AGREEMENT AND PLAN OF REORGANIZATION MADE AS OF THE___ DAY OF ___, 2002 (THE "PLAN") BY AND BETWEEN FTI FUNDS ("FTI TRUST"), ON BEHALF OF ITS SERIES, FTI INTERNATIONAL EQUITY FUND (THE "ACQUIRED FUND") AND TEMPLETON FUNDS, INC. ("TEMPLETON CORPORATION"), ON BEHALF OF ITS SERIES, TEMPLETON FOREIGN FUND (THE "ACQUIRING FUND").




Ladies and Gentlemen:

           You have requested our opinion concerning certain federal income tax consequences of the reorganization of the Acquired Fund, which will consist of:
(i) the acquisition, by the Acquiring Fund, of substantially all of the property, assets and goodwill of the Acquired Fund, in exchange solely for full and fractional shares of beneficial interest, par value $1.00 per share, of the Acquiring Fund - Advisor Class ("Acquiring Fund Shares"); (ii) the distribution by the Acquired Fund of Acquiring Fund Shares to the shareholders of the Acquired Fund according to their respective interests in the Acquired Fund in complete liquidation of the Acquired Fund; and (iii) the dissolution of the Acquired Fund as soon as is practicable after the closing date of the reorganization (the "Reorganization"), all upon and subject to the terms and conditions of the Plan.

           In rendering our opinion, we have reviewed and relied upon: (a) the Plan, made as of the _____ day of _____, 2002, by and between FTI Trust, on behalf of its series, the Acquired Fund, and Templeton Corporation, on behalf of its series, the Acquiring Fund; (b) the proxy materials provided to shareholders of the Acquired Fund in connection with the Special Shareholders' Meeting of the Acquired Fund held on [Date]; (c) certain representations concerning the Reorganization made to us by the FTI Trust on behalf of the Acquired Fund and Templeton Corporation on behalf of the Acquiring Fund in a letter dated [date](the "Representation Letter"); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion. All terms used herein, unless otherwise defined, are used as defined in the Plan.

           For purposes of this opinion, we have assumed that the Acquired Fund, on the closing date of the Reorganization, satisfies, and immediately following the closing date, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company.

           Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts, the terms of the Plan and the statements in the Representation Letter, it is our opinion that:

           1. The acquisition by the Acquiring Fund of substantially all of the assets of the Acquired Fund as provided for in the Plan in exchange for the Acquiring Fund Shares, followed by the distribution by the Acquired Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Acquired Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the Acquiring Fund each will be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

           2. No gain or loss will be recognized by the Acquired Fund upon the transfer of substantially all of its assets to the Acquiring Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code.

           3. No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of substantially all of the assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

           4. No gain or loss will be recognized by the Acquired Fund upon the distribution of the Acquiring Fund Shares to its shareholders in complete liquidation of the Acquired Fund (in pursuance of the Plan) pursuant to Section 361(c)(1) of the Code.

           5. The basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the basis of these assets to the Acquired Fund immediately prior to the exchange pursuant to Section 362(b) of the Code.

           6. The holding period of the assets of the Acquired Fund received by the Acquiring Fund will include the period during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code.

           7. No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their shares in the Acquired Fund ("Acquired Fund Shares") for the Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to under Section 354(a) of the Code.

           8. The basis of the Acquiring Fund Shares received by the shareholders of the Acquired Fund (including fractional shares to which they may be entitled) will be the same as the basis of the Acquired Fund Shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

           9. The holding period of the Acquiring Fund Shares received by the shareholders of the Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shares were held as a capital asset on the closing date of the Reorganization pursuant to
Section 1223(1) of the Code.

           10. The Acquiring Fund will succeed to and take into account, as of the date of the transfer as defined in Section 1.381(b)-1(b) of the income tax regulations issued by the United States Department of the Treasury (the "Treasury Regulations"), the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations.

           Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the "Service") as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

           Our opinion is conditioned upon the performance by the Acquiring Fund and the Acquired Fund of their undertakings in the Plan and the Representation Letter. Our opinion is limited to the transactions incident to the Reorganization described herein, and no opinion is rendered with respect to (i) any other transaction or (ii) the effect, if any, of the Reorganization (and/or the transactions incident thereto) on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

           This opinion is being rendered to the Acquiring Fund and the Acquired Fund, and may be relied upon only by such funds and the shareholders of each.


                          Very truly yours,

                          STRADLEY, RONON, STEVENS & YOUNG, LLP


                          By:
                               --------------------------------
                               Zachary P. Alexander, a partner